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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMER
8- 69348

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24   AND ENDING 12/31/24
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: J. Wood Capital Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1820 Calistoga Road
(No. and Street)

Santa Rosa	CA	95404
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Linda S. Grimm	(212) 897-1685	Lgrimm@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

S D Mayer & Associates
(Name – if individual, state last, first, and middle name)

235 Montgomery Street, 30th Floor	San Francisco	CA	94101
(Address)	(City)	(State)	(Zip Code)

4/23/2013	5797
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, __Jason M. Wood__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to __J. Wood Capital Advisors LLC__ as of __12/31/24__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

[signature]
__Signature__

Chief Executive Officer
__Title__

See Attached
__Notary Public__

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Marin_

Subscribed and sworn to (or affirmed) before me on this _1st_ day of _March_,

20 _25_ by _Jason Matthew Wood_,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

_____
Signature   (Seal)

SEAN GRAGG
Notary Public - California
Marin County
Commission # 2376726
My Comm. Expires Sep 27, 2025

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Affirmation
(Title or description of attached document)

_____
(Title or description of attached document continued)

Number of Pages _____ Document Date _____

_____
Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

2015 Version www.NotaryClasses.com 800-873-9865

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

J. Wood Capital Advisors LLC

Statement of Financial Condition
December 31, 2024

SD Mayer & Associates, LLP
235 Montgomery Street, 26th Floor
San Francisco, CA 94104
415-691-4040 Main
sdmayer.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
J. Wood Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of J. Wood Capital Advisors, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of J. Wood Capital Advisors, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of J. Wood Capital Advisors, LLC's management. Our responsibility is to express an opinion on J. Wood Capital Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J. Wood Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SD Mayer & Associates, LLP

We have served as J. Wood Capital Advisors, LLC's auditor since 2015.

San Francisco, California

March 3, 2025

J. Wood Capital Advisors LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$ 16,668,334
Securities held at fair value	95,550,324
Fees receivable	7,752,862
Accrued interest receivable	193,189
Operating lease right-of-use asset	23,583
Fixed assets (net of accumulated depreciation of $237,229)	20,989
Other assets	92,987
Total assets	$ 120,302,268

Liabilities and Member's Equity

Profit sharing payable	$ 1,042,993
Securities sold short at fair value	210,270
Accrued expenses	172,226
Lease liabilities	23,583
Total liabilities	1,449,072
Member's equity	118,853,196
Total liabilities and member's equity	$ 120,302,268

The accompanying notes are an integral part of this financial statement.

1.   Organization and Business

J. Wood Capital Advisors LLC (the "Company") is a limited liability company formed under the laws of the State of California. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority.

The Company renders corporate financial advisory services to selected clients. Such advisory services involve mergers and acquisitions, debt and equity financing, derivative strategies and leveraged buyouts. The Company also serves as an underwriter of securities or selling group participant and engages in private placements of securities.

2.   Summary of Significant Accounting Policies

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition

The revenue recognition guidance under Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Advisory fees are recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided. Private placements, mergers and acquisitions and financial restructuring fees are recognized at the closing of the respective transactions. Unrealized appreciation or realized gains on securities are included in the statement of operations.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

J. Wood Capital Advisors LLC
Notes to Financial Statement
December 31, 2024

2. **Summary of Significant Accounting Policies (continued)**

Credit Losses
The guidance under ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. At December 31, 2024, the Company did not establish an allowance for credit losses for fees.

Leases
The Company recognizes its lease in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

Lease liabilities were recognized at the initial present value of the fixed lease payments using the prime rate. Right-of-use assets are recognized based on the amortized initial present value of the fixed lease payments.

The Company has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

Cash and Cash Equivalents
Cash and cash equivalents include investments in money market funds with maturities less than three months.

Fixed Assets
Furniture and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over an estimated useful life of three to five years.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual member. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

2.   **Summary of Significant Accounting Policies (continued)**

Fees Receivable
The Company records as fees receivable amounts earned for services rendered where payment has not been received. As of January 1, 2024, the Company had fees receivable of $4,539,480 and fees receivable of $7,752,862 at December 31, 2024.

3.   **Employee Benefit Plan**

The Company participates in a 401(k) plan and a cash balance plan covering its employees. The Company elected to make contributions of $826,815 to the 401(k) plan and $158,000 to the cash balance plan for the year ended December 31, 2024.

4.   **Securities**

For the year ended December 31, 2024, the Company had investments in equities and warrants. The net unrealized or realized profit on securities is reflected in the statement of operations. The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

In the ordinary course of business, the Company receives securities as compensation or purchases securities for its own account. In instances where the Company receives securities as compensation or purchases securities for its own account, sometimes the securities may not be sold or otherwise liquidated for a set period of time. In these cases, an illiquidity discount may be taken on the quoted marketable value.

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. Accordingly, the degree of judgement exercised in determining fair value is greatest in Level III investments. The three levels of hierarchy are described below:

Level I - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities, listed options and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted debt or equity securities and certain over-the-counter derivatives.

4. **Securities (continued)**

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

The following table presents the Company's fair value hierarchy for securities owned and securities sold short as of December 31, 2024:

	Level I	Level II	Level III	
Securities held at fair value:	**Quoted prices in active markets for identical assets**	**Significant other observable inputs**	**Unobservable inputs**	**Balance as of 12/31/24**
Equities	$ 92,031,433	$ -	$ 3,485,664	$ 95,517,097
Other	33,227	-	-	33,227
Total	$ 92,064,660	$ -	$ 3,485,664	$ 95,550,324
Securities sold short at fair value:				
Options	$ 210,270	$ -	$ -	$ 210,270
Total	$ 210,270	$ -	$ -	$ 210,270

The following roll forward table presents the changes in assets classified in Level III of the fair value hierarchy for the year ended December 31, 2024:

	Nonmarketable		
	Equity	Fixed Income	Total
Balance, January 1, 2024	$ 792,900	$ 21,890,199	$ 22,683,099
Purchases	7,559,230	-	$ 7,559,230
Sales	(17,198)	(6,184,923)	$ (6,202,121)
Realized & unrealized gains/loss	(4,174,268)	(11,370,276)	$ (15,544,544)
Transfers out of Level III	(675,000)	(4,335,000)	$ (5,010,000)
Balance, December 31, 2024	$ 3,485,664	$ -	$ 3,485,664

4. **Securities (continued)**

The following table summarizes the valuation techniques used for the Company's investments that are categorized in Level III of the fair value hierarchy as of December 31, 2024:

Level III Investments	Fair Value as of 12/31/24	Valuation Technique	Unobservable Inputs	Range of Inputs
Equities	$ 3,485,664	Discount taken on value of marketable shares	Liquidity premium	Illiquidity discount
Total Level III Investments	$ 3,485,664			

5. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of approximately $84,930,000 which exceeded the required net capital by approximately $84,830,000.

The Company does not handle cash or securities on behalf of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

6. **Fair Value Measurements**

Securities owned are recorded at fair value and, accordingly, any changes in fair value are recognized in the statement of operations.

7. **Concentrations**

The Company's cash and cash equivalents are held by two financial institutions and therefore are subject to the credit risk at those financial institution. The Company does not consider itself to be at risk with respect to its cash and cash equivalent balances.

One customer represented approximately 97% of fees receivable at December 31, 2024.

8. **Segment Reporting**

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as multiple revenue classes consisting of advisory fees, private placement fees and principal transactions ("the Segments"). The Company has identified its President as the Chief Operating Decision Maker ("CODM") who uses net income to evaluate the results of the business to manage the Company. The Company's operations constitute a single reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the Segments are the same as described in the summary of significant accounting policies.

9. **Commitments**

The Company leases office space from the Managing Member of the Company. This lease provides for monthly payments of $2,000 and expires on December 31, 2025.

Maturities of lease liability under the operating lease at December 31, 2024 are as follows:

Years ending December 31,	Amount
2025	$ 24,000
Less: imputed interest	(417)
	$ 23,583

Other information related to leases as of December 31, 2024:

Weighted average remaining lease term: 1 year
Weighted average discount rate: 3.25%

The Company also has two one-year leases for office space which will expire during 2025. At December 31, 2024, the annual minimum payments under these agreements are $71,480 for the remainder of the leases.

9.   **Related Party Transaction**

For the year ended December 31, 2024, the Managing Member of the Company made a contribution of $250,000 to a non-profit foundation, where the Managing Member is one of the board members of the foundation.

10.   **Subsequent Events**

The Company has evaluated events that have occurred after December 31, 2024 through the date the financial statements were issued and has determined that there were no material subsequent events requiring adjustment or disclosure.